Exhibit 99.1

press release

ArcelorMittal signs letter of intent with the governments of Belgium and Flanders, supporting €1.1 billion investment in decarbonisation technologies at its flagship Gent plant

ArcelorMittal Belgium will reduce CO2 emissions by 3.9 million tonnes per year by 2030, by building a 2.5 million-tonne direct reduced iron (DRI) plant and two electric furnaces at its Gent site, to operate alongside its state-of-the-art blast furnace that is ready to take waste wood and plastics as a substitute for fossil carbon.

28 September 2021, 10:15 CET

ArcelorMittal announces that it has signed a letter of intent with the Governments of Belgium and Flanders, supporting a €1.1 billion project to build a 2.5 million-tonne direct reduced iron (DRI) plant at its site in Gent, as well as two new electric furnaces.

A DRI plant uses natural gas, and potentially hydrogen, instead of coal to reduce iron ore, resulting in a large reduction in CO2 emissions compared with blast furnace ironmaking. The two electric furnaces will melt the DRI and scrap steel, which will then be transformed in the steel shop into steel slabs and then further processed into finished products.

Once the DRI and electric furnaces are built, there will be a transition period during which production will move gradually from blast furnace A, to the DRI and electric furnaces, after which blast furnace A will be closed as it reaches the end of its life. By 2030, this will result in a reduction of around three million tonnes of CO2 emissions each year.

The support of both the national and the Flanders governments in this project is crucial given the significant cost associated with the transition to carbon-neutral steelmaking.

Approval from the European Commission for the funding support will also be required.

Smart Carbon and DRI synergies

The DRI plant will operate alongside Gent’s blast furnace B, which restarted production in March 2021 following a significant investment of €195 million.

Various decarbonisation initiatives, including the commissioning in 2022 of Gent’s Steelanol/Carbalyst and Torero projects will see annual CO2 emissions reduction of 0.9 million tonnes by 2030.

The combination of the new DRI plant alongside a sustainable, state-of-the-art blast furnace enables the creation of unique synergies in ArcelorMittal Belgium’s roadmap to climate-neutral steelmaking.

Combined, the various initiatives will enable ArcelorMittal Belgium to reduce its CO2 emissions by 3.9 million tonnes per year by 2030 (on a scope 1 and 2 basis, compared with 2018), which is equivalent to the greenhouse gas emissions from 848,172 cars being driven for a year1.  As a result, ArcelorMittal Belgium will make a significant contribution to ArcelorMittal Europe’s ambition to reduce CO2e emissions intensity by 35% by 2030 and to become carbon neutral by 2050.

1 Calculated using the US EPA greenhouse gas equivalencies calculator - https://www.epa.gov/energy/greenhouse-gas-equivalencies-calculator

Roadmap to 2050

The hybrid model approach of Smart Carbon and Innovative DRI steelmaking in Gent fits into ArcelorMittal Belgium’s CO2 roadmap which consists of three axes:

-	Further improvement of material and energy efficiency as well as increased scrap usage
-	The implementation of Smart Carbon technologies:
o
replacing fossil carbon with circular and waste carbon: 'Fresh' raw materials will increasingly be replaced with waste products, in an environmentally and economically feasible way. The Torero project will pre-treat waste wood from container parks to produce bio-coal suitable for the blast furnace process. ArcelorMittal Belgium also has demonstration projects running with plastic waste that could be injected into the blast furnaces in the form of powder or gas.

o
reforming waste gas into useful chemical compounds: In 2022, ArcelorMittal Belgium will commission a plant (Steelanol/Carbalyst) to biologically convert gas from the steelmaking process into bioethanol.

o	Separating CO2 for reuse or storage
-	Hydrogen: replacing carbon as a reductant, with hydrogen (ultimately green hydrogen, when it is available commercially).

Alexander De Croo, Prime Minister of Belgium, said:

“To tackle the climate crisis, we need ambitious action. European countries are leading the way, with clear targets to reduce greenhouse gas emissions by 55% by 2030 and climate neutrality by 2050. It is good to see that sectors with a large footprint are also joining the race by investing in innovation that reduces emissions and, in the long term, achieves carbon neutrality. This major investment in new technology by ArcelorMittal is important for the wider Ghent region, for reducing our country's footprint, and shows that decarbonising our economy is a joint effort.”

Jan Jambon, Flemish Minister-President, said:

“We believe that technological breakthroughs are key in delivering on the climate agenda. The ambitious roadmap brought forward by ArcelorMittal for its site in Ghent is in that sense an opportunity.”

Vincent Van Peteghem, Deputy Prime Minister of the Belgian Government and Belgian Minister of Finance, said:

“In order for us to enable climate transition for a better, healthier tomorrow it is crucial for government and industry to come together in this crucial pivoting point in time. ArcelorMittal is proving to be a leading example for this transition in our region. This joint effort is not only securing the presence of ArcelorMittal in our region but is also quintessential in lending the Ghent region healthy & clean air for all.”

Hilde Crevits, Deputy Prime Minister of the Flemish Government and Flemish Minister for Economy, Innovation, Work, Social Economy and Agriculture, said:

“ArcelorMittal has chosen a ground-breaking and innovative technology that will significantly reduce emissions from one of their blast furnaces, resulting in a 4% reduction of emissions in Flanders. This unique project will serve as an example to the rest of Europe on how to realise the goal of climate neutrality. Simultaneously, it ensures the sustainable creation of jobs and strengthens ArcelorMittal's competitiveness, to the benefit of Flanders’ welfare and prosperity.”

Tinne Van der Straeten, Belgian Minster of Energy, said:

“This ambitious project shows that industry is a crucial partner to achieve a climate neutral society by 2050. It will be one of the largest climate investments in Belgium that will anchor ArcelorMittal in the Ghent region, that guarantees employment and that will provide low carbon and ultimately carbon neutral steel. Green steels is needed in the switch to 100% renewable energy. What is good for the climate is good for the economy and for everyone.”

Matthias Diependaele, Flemish Minister of Finance and Budget, Housing and Immovable Heritage, said:

“This investment for ArcelorMittal's infrastructure is a sign of responsible Flemish policy. We are investing in a sustainable future for the country, both in terms of emissions and in securing employment in the port of Ghent.”

Aditya Mittal, CEO, ArcelorMittal, said:

“Today’s announcement is the third major decarbonisation project we have announced in the past two months, demonstrating how we are taking firm steps to decarbonise our operations and crucially, to accelerate progress in the decade ahead. None of these projects would be possible without government backing, so we are very grateful to the governments of Belgium and Flanders for their ongoing support as we transition to net-zero steelmaking. Today’s announcement of our project to build a 2.5 million-tonne DRI plant that will co-exist with and complement the Smart Carbon pathway in which we are already investing in Gent, is an example of the kind of transformational change we want and need to implement in order to accelerate ArcelorMittal’s journey to net-zero steelmaking.”

Geert Van Poelvoorde, CEO, ArcelorMittal Europe, said:

“ArcelorMittal Europe recently announced a more ambitious target for reducing CO2 emissions, from a 30% to a 35% decrease by 2030. We are able to reduce our environmental impact faster, thanks to projects such as this, which embody the cooperation and innovation that we need in order to succeed. ArcelorMittal Belgium has played a vital role in the European business’ decarbonisation strategy from the outset, and as a result of today’s announcement, we will continue to see it at the forefront as we move closer to net-zero steelmaking.”

Manfred Van Vlierberghe, CEO, ArcelorMittal Belgium, said:

“ArcelorMittal Belgium has a passion for sustainability and circularity. We continue to invest and launch new projects in order to remain at the forefront of energy and climate transition. This €1.1 billion project is a major milestone in our decarbonisation journey. The DRI plant and two electric furnaces will result in a sharp decrease of CO2 emissions while the relined blast furnace will contribute to recycling waste wood and end-of-life plastics. This approach contributes to strengthening our global leadership in terms of CO2 and energy efficiency in the steel sector.”

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 17 countries. In 2020, ArcelorMittal had revenues of $53.3 billion and crude steel production of 71.5 million metric tonnes, while iron ore production reached 58.0 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

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